UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark one)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2010
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543
________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
TRUEBLUE, INC. 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TrueBlue, Inc.
1015 A Street
Tacoma, Washington 98402

REQUIRED INFORMATION
TrueBlue, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.

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Report of Independent Registered Public Accounting Firm
Benefits Committee
TrueBlue, Inc. 401(k) Plan
Tacoma, Washington

We have audited the accompanying statement of net assets available for benefits of TrueBlue, Inc. 401(k) Plan as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of TrueBlue, Inc. 401(k) Plan as of and for the year ended December 31, 2009, were audited by LeMaster & Daniels PLLC (whose practice became part of LarsonAllen LLP effective November 1, 2010), whose report dated June 24, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Larson Allen LLP
Larson Allen LLP
Spokane, Washington June 27, 2011

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TrueBlue, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
ASSETS
Investments, at fair value:
Collective trust	$2,180,312	$2,724,893
Mutual funds	18,914,733	1,570,739
Employer common stock	2,264,468	2,155,565
Pooled separate accounts	538,417	15,172,798
Total investments	23,897,930	21,623,995
Receivables:
Participant contributions	108,740	85,960
Employer contributions	601,538	—
Notes receivable from participants	961,160	919,555
Total receivables	1,671,438	1,005,515
Total assets	25,569,368	22,629,510
LIABILITIES
Excess contributions refundable:
Participant	149,985	339,702
Employer	46,479	32,300
Total liabilities	196,464	372,002
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	25,372,904	22,257,508
Adjustment from fair value to contract value for fully benefit- reponsive investment contracts	(43,639)	(18,289)
NET ASSETS AVAILABLE FOR BENEFITS	$25,329,265	$22,239,219
See accompanying notes to financial statements.

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TrueBlue, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
Investment income:
Dividends	$214,726	$9,849
Net appreciation in fair value of investments	2,925,829	3,962,828
Total investment income	3,140,555	3,972,677
Interest income on notes receivable from participants	45,174	47,465
Contributions:
Participant	2,470,597	2,871,505
Employer	555,045	200,009
Rollovers	72,461	79,286
Total contributions	3,098,103	3,150,800
Benefits paid to participants	(3,091,170)	(3,061,625)
Administrative expenses	(102,616)	(65,956)
NET INCREASE	3,090,046	4,043,361
TRANSFER OF ASSETS FROM PLAN MERGER	—	1,253
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	22,239,219	18,194,605
End of year	$25,329,265	$22,239,219
See accompanying notes to financial statements.

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TrueBlue, Inc. 401(k) Plan
Notes to Financial Statements
Note 1 - Description of the Plan
The following description of the TrueBlue, Inc. 401(k) Plan (Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan, which was restated effective January 1, 2010, is a defined contribution plan established by TrueBlue, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Eligible employees of the Company are defined under Article II of the TrueBlue, Inc. 401(k) Plan document and must be 21 years of age or older and depending on the type of employee, will have completed six months to 1 year of service to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).
Contributions and Participant Investment Options
Eligible employees may elect to defer a specific amount of compensation each year instead of receiving that amount in cash. The total deferrals in any taxable year may not exceed a dollar limit that is set by law, which was $16,500 for both 2010 and 2009. Participants turning age 50 or older may elect to defer additional amounts to the Plan (called “catch-up contributions”). Participants may also contribute amounts representing distributions from other qualified defined contribution plans.
January through March 2009 and January through December 2010, the Company provided a discretionary matching contribution equal to 25% of each participant’s deferral contribution. Employer matching contributions were contributed in cash at year end for 2010 matching contributions and in cash at each payroll period for 2009 matching contributions. The Company has the discretion to require that participants be employed on the last day of the Plan year in order to receive the matching allocation.
Participants may direct the investment of their contributions, along with employer matching contributions, into various investment options offered by the Plan which are currently a variety of pooled separate accounts (provided under a group annuity contract), mutual funds, a collective trust, and Company common stock.
Participant Accounts
Participant accounts are valued daily based on quoted market and unit prices. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution (b) Plan earnings or losses, and (c) certain administrative expenses. Participants are charged directly with costs associated with the investments and loan processing fees, as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are fully vested in their contributions, plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service. Participants vest in the matching employer contributions at 25% for each year of service completed, with the first 25% vesting after the second year of service. A participant is 100% vested after five years of credited service or upon death, disability or normal retirement age. In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

Notes Receivable from Participants
A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum note amount of $1,000. The note is secured by the balance in the participant’s account and is repaid through payroll deductions over periods ranging up to 60 months, unless the note is used to acquire a principal residence, in which case the note may be issued for a reasonable time determined by the Plan administrator. The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the note. Interest rates ranged from 4.25% to 9.25% for both 2009 and 2010.
Payment of Benefits and Withdrawals
Upon termination of employment, the participant is entitled to receive the vested portion of his or her account. If the vested

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amount is $5,000 or less, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $5,000, the participant must consent to the distribution before it may be made.
A participant may make a hardship withdrawal to satisfy certain immediate and heavy financial needs provided the participant has obtained all other nontaxable loans currently available under all Plans maintained by the Company. Participant contributions are suspended for the six months following a hardship withdrawal. A participant may withdraw any part of their vested account resulting from rollover contributions at any time.
A participant who has attained the age of 59 1/2 may withdraw all or a portion of his or her vested account balance.
Plan Administration
The Plan is administered by an employee benefits committee consisting of Company officers and employees who are approved by the Compensation Committee of the Board of Directors of the Company. No such officer or employee receives compensation from the Plan.
The employee benefits committee serves as investment manager and trustee of the Plan. Principal Life Insurance Company (Principal) serves as the recordkeeper and custodian for the Plan. Certain Plan investments are units of Principal Separate Accounts (pooled separate accounts) and a Stable Value Fund (collective trust); transactions in these funds and trust qualify as permitted party-in-interest transactions. The Company pays all administrative expenses of the Plan, except for the administrative costs of the investments and loan processing fees which are charged directly to the participants.
Forfeited Accounts
Forfeited nonvested accounts are used to reduce future employer discretionary matching contributions or employer administrative expenses. Unallocated forfeitures as of December 31, 2010 and 2009 totaled $191,116 and $176,018, respectively. In 2010 and 2009, no material forfeitures were used to reduce employer matching contributions. $60,850 and $37,184 of forfeitures were used to pay for administrative expenses in 2010 and 2009, respectively.
Note 2 - Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2: Inputs to the valuation methodology include:
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

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•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the valuation methodologies used at December 31, 2010 and 2009.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the pooled separate accounts are valued using the net asset value (NAV) of units, which are based on observable market prices for the underlying assets, held by the Plan at year-end. Mutual funds are reported at fair value based on the quoted market price available on the active markets in which they trade. The collective trust is valued at NAV of units held by the Plan, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund’s net assets by its units outstanding at the valuation date. The TrueBlue, Inc., Common Stock Fund includes shares of TrueBlue, Inc., and cash, and is reported based on unitized value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Benefit Payments
Benefit payments and withdrawals are recorded when paid.
Notes Receivable from Participants
During 2010, Financial Accounting Standard Board (FASB) released guidance that reclassifies participant loans from investments to notes receivable effective for fiscal years ending after December 15, 2010. The guidance requires the reclassification to be retrospectively applied to all prior periods presented. The Plan adopted this guidance effective for the Plan year ended December 31, 2010.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
Reclassifications
Certain amounts in the 2009 financial statements have been reclassified to conform with the 2010 presentation. These reclassifications do not affect net assets available for benefits as previously reported.

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Note 3 - Fair Value of Investments
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2010
	Level 1	Level 2	Level 3	Total
Collective trust	$—	$2,180,312	$—	$2,180,312
Mutual funds:
Balanced/Asset Allocation	7,511,634	—	—	7,511,634
Fixed Income	1,290,361	—	—	1,290,361
International Equity	1,944,026	—	—	1,944,026
Large U.S. Equity	4,816,281	—	—	4,816,281
Small/Mid U.S. Equity	3,352,431	—	—	3,352,431
Employer common stock	2,264,468	—	—	2,264,468
Pooled separate accounts:
Value Fund	—	538,417	—	538,417
Total investments, at fair value	$21,179,201	$2,718,729	$—	$23,897,930

	2009
	Level 1	Level 2	Level 3	Total
Collective trust	$—	$2,724,893	$—	$2,724,893
Mutual funds:
International Fund	432,463	—	—	432,463
Value Funds	1,044,229	—	—	1,044,229
Fixed Income Fund	94,047	—	—	94,047
Employer common stock	2,155,565	—	—	2,155,565
Pooled separate accounts:
International Fund	—	1,499,443	—	1,499,443
Value Fund	—	459,420	—	459,420
Growth Funds	—	3,574,080	—	3,574,080
Balanced Funds	—	6,739,088	—	6,739,088
Index Funds	—	1,803,636	—	1,803,636
Fixed Income Fund	—	983,369	—	983,369
Other	—	113,762	—	113,762
Total investments, at fair value	$3,726,304	$17,897,691	$—	$21,623,995

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The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31, 2010 and 2009:

	2010
Investment Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust	$2,180,312	$—	Daily	Daily
Pooled seperate account:
Value Fund	538,417	—	Daily	30 Days

	2009
Investment Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust	$2,724,893	$—	Daily	Daily
Pooled seperate accounts:
International Fund	1,499,443	—	Daily	30 Days
Value Funds	459,420	—	Daily	30 Days
Growth Funds	3,574,080	—	Daily	30 Days
Balanced Funds	6,739,088	—	Daily	30 Days
Index Funds	1,803,636	—	Daily	30 Days
Fixed Income Fund	983,369	—	Daily	30 Days
Other	113,762	—	Daily	30 Days
Collective trust:
Principal Stable Value Fund – the investment seeks current income by investing primarily in insurance contracts issued by insurance companies, and investments from other financial institutions which offer stability of principal.
Pooled separate accounts:
Value Funds:
Principal Small Cap Value II - seeks long-term growth of capital. The fund invests at least 80% of net assets in equity securities of companies with small market capitalizations or in securities with market capitalizations of $3.5 billion or less at the time of purchase. It invests in value equity securities; the value orientation selection emphasizes buying equity securities that appear to be undervalued. The fund also invests in real estate investment trusts.

Principal Small Cap Value I - seeks long-term growth of capital. The fund invests primarily in a diversified group of equity securities of U.S. companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Value index) at the time of purchase. It normally invests at least 80% of the assets in equity securities of such companies. The fund may invest up to 25% of assets in foreign securities.

International Fund:
Principal International - seeks long-term growth of capital. The fund normally invests the fund's assets primarily in non-U.S. securities. The advisor normally invests the fund's assets primarily in common stocks of companies with large market capitalizations (those with market capitalizations similar to companies in the MSCI - EAFE index NDTR D) at the time of purchase. It normally diversifies the investments across different countries and regions.

Growth Funds:
Principal Large Cap Growth- primarily invests in common stocks of large capitalization companies with strong earnings growth potential. It normally invests the majority of assets in companies with large market capitalizations at the time of purchase. Management places strong emphasis on companies it believes are guided by high quality management teams. It also attempts

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to identify those companies that are market leaders possessing the ability to control pricing and margins in their respective industries. It may invest up to 25% of assets in foreign securities.

Principal Small Cap Growth I - seeks long-term growth of capital. The fund invests primarily in common stocks of small capitalization companies. It normally invests at least 80% of assets in common stocks of companies with small market capitalizations (those with market capitalizations equal to or smaller than the greater of: 1) $2.5 billion or 2) the highest market capitalization of the companies in the Russell 2000 Growth index) at the time of purchase. The fund may invest up to 25% of assets in securities of foreign companies.

Principal Mid Cap Growth- primarily invests in common stocks of medium capitalization companies with strong earnings growth potential. It normally invests the majority of assets in companies with market capitalizations similar to those companies in the Russell MidCap Growth Index. Management uses a bottom-up approach in selection of individual securities that it believes have an above-average potential for earnings growth. It may invest up to 25% of assets in foreign securities.

Balanced Funds:
Principal Lifetime 2010 - 2050 - seeks total returns consisting of long-term growth of capital and current income. The funds invest in underlying Principal domestic and foreign equity, hybrid, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. Assets are allocated more conservatively over time. The fund may invest in any of the institutional class shares of the equity funds or fixed-income funds of Principal funds, at the sub-advisor's discretion.

Principal Lifetime Strategic Income - seeks current income and, as a secondary objective, capital appreciation. The fund invests in underlying fixed-income funds, but also invests in underlying equity and hybrid funds according to an asset allocation strategy designed for investors seeking current income from their investment. It invests most of the assets in underlying funds which are intended primarily to give the fund broad exposure to income-producing securities through their investments in fixed-income securities, "hybrid" securities, and dividend-generating domestic and foreign stocks.

Index Funds:
Principal Large Cap Stock Index- normally invests the majority of assets in common stocks of companies that compose the S&P 500 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P 500 Index. Over the long-term, management seeks a very close correlation between the performance of the separate account before expenses and that of the S&P 500 Index.

Principal Small Cap Stock Index - seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P SmallCap 600 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P 600 Index. Over the long-term, management seeks a very close correlation between the performance of the separate account before expenses and that of the S&P 600 Index.

Principal Mid Cap Stock Index- normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P MidCap 400 Index. Over the long-term, management seeks a very close correlation between the performance of the separate account before expenses and that of the S&P MidCap 400 Index.

Fixed Income Fund:
Principal Bond and Mortgage - invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and U.S. government and agency-backed securities. Value is added primarily through sector allocation and security selection. The separate account may enter into reverse repurchase agreements to attempt to enhance portfolio return and income.

Other:
Principal Real Estate Securities - seeks to generate a total return. The fund normally invests at least 80% of the net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, which include real estate investment trusts and companies with substantial real estate holdings such as paper, lumber, hotel, and entertainment companies. It is nondiversified.

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Note 4 - Investments
As of December 31, 2010 and 2009, the Plan’s investments were held by Principal. Investments that represent 5% or more of the Plan’s net assets available for benefits in either year are separately identified as follows:

	Years Ended December 31,
	2010	2009
Collective trust - Principal Stable Value Fund (at contract value)	$2,136,673	$2,706,604
Mutual funds:
Vanguard Target Retirement Income Inv Fund	3,160,353	—
American Funds Growth Fund of America R4 Fund	2,658,801	—
American EuroPacific Growth R4 Fund	1,918,590	—
Vanguard Target Retirement 2040 Inv Fund	1,543,597	—
Vanguard Target Retirement 2030 Inv Fund	1,363,131	—
Vanguard Index 500 Fund	1,307,842	—
PIMCO Total Return Instl Fund	1,279,443	—
Employer common stock - TrueBlue, Inc. Common Stock Fund	2,264,468	2,155,565
Pooled separate accounts:
Principal Large Cap Growth	—	2,300,023
Principal Lifetime Strategic Income	—	3,123,605
Principal International I	—	1,499,443
Principal Lifetime 2040	—	1,267,373
Net appreciation in fair value of the Plan’s investments (including investments bought, sold, and held during the year) were as follows:

	Years Ended December 31,
	2010	2009
Collective trust	$47,299	$56,592
Mutual funds	548,570	85,164
Employer common stock	384,882	810,767
Pooled separate accounts	1,945,078	3,010,305
Net appreciation	$2,925,829	$3,962,828

Note 5 - Investment Contract
In 2007, the Plan entered into a benefit-responsive investment contract (the collective trust) with Morley Financial Services, Inc. (Morley). Morley maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and adjusted for the difference between the fair value and contract value as reported to the Plan by Morley. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There were no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2010 and 2009 was $2,180,312 and $2,724,893, respectively. The average yield and crediting rates were approximately 1.95% and 2.79%, respectively, for 2010 and 2.16% and 2.56%, respectively, for 2009. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

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Note 6 - Party-In-Interest Transactions
The Plan investments are managed by Principal. Principal is the custodian as defined by the Plan and, therefore, the investment transactions qualify as party-in-interest transactions. Fees paid by the Plan were $102,616 and $65,956 for the years ended December 31, 2010 and 2009.
Note 7 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company contributions.
Note 8 - Plan Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been restated since receiving the opinion letter however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
Note 9 - Risks and Uncertainties
The Plan provides for investment options encompassing various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
Note 10 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$25,329,265	$22,239,219
Excess participant contributions refundable	149,985	339,702
Excess employer contributions refundable	46,479	32,300
Adjustment from fair value to contract value	43,639	18,289
Deemed distributions of participant loans	(26,327)	—
Net assets available for benefits per Form 5500	$25,543,041	$22,629,510

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The following is a reconciliation of additions per the financial statements to total income per Form 5500:

Year Ended December 31, 2010
Additions per the financial statements	$6,283,832
Excess employer contributions refundable	46,479
Excess participant contributions refundable	149,985
Excess participant corrective distribution	1,434
Current year fair value to contract value adjustment	43,639
Prior year fair value to contract value adjustment	(18,289)
Total income per Form 5500	$6,507,080

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

Year Ended December 31, 2010
Benefit payments per the financial statements	$3,091,170
Deemed distributions of participant loans	26,327
Benefit payments per Form 5500	$3,117,497
Note 11 - Plan Merger
TrueBlue merged the SHS, LLC 401(k) Retirement Plan, the plan of SSC (one of TrueBlue’s acquired subsidiaries), into the TrueBlue Plan effective January 1, 2008. The $1,253 reflected as transfer of assets from plan merger in 2009 represents residual earnings from the SHS, LLC 401(k) Retirement Plan merger.
Note 12 - Subsequent Events

Effective January 1, 2011, highly compensated employees as defined by Sections 414-416 of the IRS Code are no longer eligible to participate in the Plan. All contributions by highly compensated employees made prior to the effective date will be allowed to remain in the Plan while the participant remains actively employed. Should an employee no longer meet the definition of a highly compensated employee, the employee would become eligible for the Plan as long as the other eligibility requirements are met.

Subsequent events have been evaluated through the date the financial statements were available to be issued.

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TrueBlue, Inc. 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010
EIN #: 91-1287341
Plan #: 001

	Identity of Issuer	Description of Investment	Cost**	Current Value
		Collective trust:
	Union Bond and Trust Company	Principal Stable Value Fund		$2,180,312

		Mutual funds:
	Vanguard Group	Vanguard Target Retirement Income Inv Fund		3,160,353
	The American Funds	American Funds Growth Fund of America R4 Fund		2,658,801
	The American Funds	American Funds EuroPacific Growth R4 Fund		1,918,590
	Vanguard Group	Vanguard Target Retirement 2040 Inv Fund		1,543,597
	Vanguard Group	Vanguard Target Retirement 2030 Inv Fund		1,363,131
	Vanguard Group	Vanguard Index 500 Fund		1,307,842
	PIMCO Funds	PIMCO Total Return Instl Fund		1,279,443
	The Royce Funds	Royce Penn Mutual Investment Fund		1,147,273
	Vanguard Group	Vanguard Windsor II Invest Fund		849,638
	Vanguard Group	Vanguard Target Retirement 2020 Inv Fund		731,646
	Vanguard Group	Vanguard Small-Cap Index Inv Fund		684,573
	Vanguard Group	Vanguard Mid-Cap Index Inv Fund		604,265
	Jennison Dryden	Prudential Jenn Mid Cap Growth A Fund		588,961
	Vanguard Group	Vanguard Target Retirement 2050 Inv Fund		459,092
	Janus International Holdings, LLC	Perkins Mid Cap Value T Fund		327,359
	Vanguard Group	Vanguard Target Retirement 2010 Inv Fund		148,109
	The American Funds	American Funds AM BAL R4 Fund		105,706
	Vanguard Group	Vanguard Total Intl Stock Index Fund		25,436
	Vanguard Group	Vanguard Total Intr-TM BD IDX Investor Fund		10,918
				18,914,733

		Employer common stock:
*	TrueBlue, Inc. Common Stock Fund	TrueBlue, Inc. Common Stock Fund		2,264,468

		Pooled separate accounts:
*	Principal Life Insurance Company	Principal Smallcap Value II SEP		538,417

*	Participants	Participant Loans - Interest Rates 4.25% - 9.25%		961,160

				$24,859,090

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the TrueBlue, Inc. 401(k) Plan, which is the Plan administrator of the TrueBlue, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TrueBlue, Inc. 401(k) Plan

By:	Employee Benefits Committee of the TrueBlue, Inc. 401(k) Plan

/s/ Andrea Maples
Andrea Maples, Trustee of the Plan
June 28, 2011

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